Exhibit (a)(5)(v)

MSG Networks Announces Final Results

of Modified Dutch Auction Tender Offer

New York, NY – October 3, 2019 – MSG Networks Inc. (“MSG Networks” or the “Company”) (NYSE: MSGN) today announced the final results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, on September 27, 2019.

Based on the final count by Equiniti Trust Company, the depositary for the tender offer (the “Depositary”), MSG Networks has accepted for purchase 14,980,092 shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price of $16.70 per Class A Share, for an aggregate cost of approximately $250,167,536, excluding fees and expenses relating to the tender offer. The repurchased Class A Shares represent approximately 24.3 percent of the Class A Shares issued and outstanding as of September 26, 2019. Included in the 14,980,092 Class A Shares MSG Networks accepted for purchase in the tender offer are 10,032 Class A Shares that MSG Networks elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A Shares. As MSG Networks accepted for purchase all the Class A Shares that were properly tendered and not properly withdrawn at a price at or below $16.70, there is no proration factor. The Company will pay for the Class A Share repurchases with a combination of available cash and borrowings under its existing revolving credit facility. The Depositary will promptly pay for all Class A Shares accepted for payment pursuant to the tender offer, and will return all Class A Shares tendered and not purchased in the tender offer.

BofA Securities, Inc. acted as dealer manager for the tender offer and D.F. King & Co., Inc. acted as information agent for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact D.F. King toll-free at (800) 331-7543; banks and brokers may call D.F. King at (212) 269-5550 or BofA Securities, Inc. at (888) 803-9655.

About MSG Networks Inc.

MSG Networks Inc., a pioneer in sports media, owns and operates two award-winning regional sports and entertainment networks and a companion streaming service that serve the nation’s number one media market, the New York DMA, as well as other portions of New York, New Jersey, Connecticut and Pennsylvania. The networks feature a wide range of compelling sports content, including exclusive live local games and other programming of the New York Knicks, New York Rangers, New York Islanders, New Jersey Devils and Buffalo Sabres, as well as significant coverage of the New York Giants and Buffalo Bills. This content, in addition to a diverse array of other sporting events and critically acclaimed original programming, has established MSG Networks as the gold standard in regional sports.

Forward Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including financial community perceptions of the Company and its business, operations, financial condition and the industry in which it operates and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The Company disclaims any obligation to update any forward-looking statements contained herein.

Contacts:

Kimberly Kerns	Ari Danes, CFA
Communications	Investor Relations
(212) 465-6442	(212) 465-6072